Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sands China Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SANDS CHINA LTD.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED GRANTING OF GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE NEW SHARES

AND

ADOPTION OF THE 2019 EQUITY AWARD PLAN

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Sands China Ltd. to be held at Dunhuang Ballroom, Level 4, Conrad Macao, Cotai Central, Sands Cotai Central, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 24, 2019 at 11:00 a.m. is set out on pages 33 to 37 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com).

Whether or not you are able to attend the Annual General Meeting, please complete and sign the accompanying form of proxy in accordance with the instructions printed thereon and deliver, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 22, 2019 (or if the Annual General Meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

In case of any inconsistency between the English version and the Chinese version of this circular, the English version shall prevail.

April 1, 2019

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2019 Equity Award Plan” or “Plan”	the new equity award plan of the Company in relation to the grant of Awards proposed to be adopted by the Company subject to, among other things, the approval of the Shareholders at a general meeting, and a summary of the terms of which is contained in Appendix III of this circular;

“AGM Notice”	the notice of Annual General Meeting set out on pages 33 to 37 of this circular;

“Annual General Meeting”	the annual general meeting of the Company to be held at Dunhuang Ballroom, Level 4, Conrad Macao, Cotai Central, Sands Cotai Central, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 24, 2019 at 11:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the AGM Notice, or any adjournment thereof;

“Articles of Association”	the articles of association of the Company currently in force;

“associate”	as defined in the Listing Rules from time to time;

“Award(s)”	individually or collectively, any Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Share Bonus or Performance Compensation Award granted under the 2019 Equity Award Plan;

“Board”	the board of Directors;

“close associate”	as defined in the Listing Rules from time to time;

“Committee”	the administrator of the Plan, being (a) the Remuneration Committee of the Board; or, (b) the Board, in the event of the following: (1) where no Remuneration Committee has been appointed by the Board, or (2) with respect to the grant and administration of an Award to a Director who is not also an employee of the Company or any Subsidiary;

“Company”	Sands China Ltd. , a company incorporated in the Cayman Islands with limited liability and the Shares of which are listed on the Main Board of the Stock Exchange;

“connected person”	as defined in the Listing Rules from time to time;

“Director(s)”	member(s) of the board of directors of the Company;

“Dividend Equivalents”	as defined in paragraph 3 of Appendix III of this circular;

“Effective Date”	December 1, 2019, the date on which the Plan becomes effective, subject to the conditions set out in the Plan;

“Eligible Person(s)”	as defined in paragraph 2 of Appendix III of this circular;

“Existing Equity Award Plan”	the equity award plan of the Company adopted by the Company pursuant to a resolution passed by the Shareholders on November 8, 2009 (as amended on February 19, 2016);

DEFINITIONS

“Fair Market Value”	on a given date, (i) if the Shares are listed on the Stock Exchange, the official closing price of a Share reported in the daily quotation sheet of the Stock Exchange on such date or, if there is no such price on that date, then on the last preceding date on which such a price was reported; (ii) if the Shares are not listed on any securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price of a Share reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are not listed on a securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of a Share on such date based upon a good faith attempt to value the Share accurately and computed in accordance with the International Financial Reporting Standards as applicable from time to time;

“Grantee(s)” or “Participant(s)”	Eligible Person(s) who have been granted Awards under the Plan;

“Group”	the Company and its Subsidiaries from time to time;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong” or “HKSAR”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Issuance Mandate”	as defined in paragraph 3(b) of the Letter from the Board;

“Latest Practicable Date”	March 26, 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

“LVS”	Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. and the common stock of which is listed on the New York Stock Exchange;

“Macao”	the Macao Special Administrative Region of the People’s Republic of China;

“Maximum Limit”	as defined in paragraph 5 of Appendix III of this circular;

“Memorandum and Articles of Association”	the Memorandum of Association and the Articles of Association of the Company currently in force;

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules;

“New Scheme Limit”	as defined in paragraph 5 of Appendix III of this circular;

“Option(s)”	an option to subscribe for Shares granted under the 2019 Equity Award Plan;

“Option Period”	as defined in paragraph 10 of Appendix III of this circular;

“Option Price”	as defined in paragraph 4 of Appendix III of this circular;

“Performance Compensation Award(s)”	as defined in paragraph 3 of Appendix III of this circular;

DEFINITIONS

“Restricted Period”	with respect to any Award of Restricted Share or any Restricted Share Unit, the period of time determined by the Committee during which such Award is subject to the restrictions set forth in the 2019 Equity Award Plan or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned;

“Restricted Share(s)”	as defined in paragraph 3 of Appendix III of this circular;

“Restricted Share Unit(s)”	as defined in paragraph 3 of Appendix III of this circular;

“Scheme Limit”	as defined in paragraph 5 of Appendix III of this circular;

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) of US$0.01 each in the issued share capital of the Company or if there has been a subsequent sub-division, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company;

“Share Appreciation Right(s)” or “SAR(s)”	as defined in paragraph 3 of Appendix III of this circular;

“Share-based Award(s)”	individually or collectively, any Option, Share Appreciation Right, Restricted Share, Restricted Share Unit or Share Bonus under the 2019 Equity Award Plan;

“Share Bonus(es)”	as defined in paragraph 3 of Appendix III of this circular;

“Share Repurchase Mandate”	as defined in paragraph 3(a) of the Letter from the Board;

“Shareholder(s)”	holder(s) of Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Strike Price”	(i) in the case of a SAR granted in tandem with an Option, the Option Price of the related Option; or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value of a Share on the date of grant;

“Subsidiary”	a subsidiary (as defined in the Listing Rules from time to time) of the Company;

“substantial shareholder”	as defined in the Listing Rules from time to time;

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong;

“United States”, “U.S.” or “U.S.A.”	the United States of America, including its territories and possessions and all areas subject to its jurisdiction;

“US$”	United States dollars, the lawful currency of the United States; and

“Vested Unit(s)”	as defined in paragraph 3 of Appendix III of this circular.

LETTER FROM THE BOARD

SANDS CHINA LTD.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

Executive Directors:	Registered Office:
Sheldon Gary Adelson	Intertrust Corporate Services (Cayman) Limited
Wong Ying Wai	190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Non-Executive Directors:	Cayman Islands
Robert Glen Goldstein
Charles Daniel Forman	Principal Place of Business in Hong Kong:
Level 54, Hopewell Centre
Independent Non-Executive Directors:	183 Queen’s Road East
Chiang Yun	Hong Kong
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

April 1, 2019

To the Shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED GRANTING OF GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE NEW SHARES

AND

ADOPTION OF THE 2019 EQUITY AWARD PLAN

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with requisite information in respect of certain resolutions to be proposed at the Annual General Meeting for, among others, (a) the re-election of the retiring Directors; (b) the granting to the Directors of the Share Repurchase Mandate and the Issuance Mandate, to repurchase Shares and to issue new Shares respectively; and (c) the adoption of the 2019 Equity Award Plan.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 106(1) and (2) of the Articles of Association, Dr. Wong Ying Wai, Ms. Chiang Yun, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

Details of the retiring Directors offering themselves for re-election at the Annual General Meeting are set out in Appendix I of this circular.

As Ms. Chiang Yun has been serving as Independent Non-Executive Director of the Company for more than 9 years, her re-election will be subject to separate resolution to be approved by the Shareholders. For the reasons set out on pages 12 to 13 of this circular, the Board considers that Ms. Chiang Yun is still independent and should be re-elected, her long service would not affect her exercise of independent judgement and that she will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning.

Ms. Chiang Yun has provided an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Board also considers the re-election of Ms. Chiang Yun as Independent Non-Executive Director is in the best interests of the Company and Shareholders as a whole.

3.	PROPOSED GRANTING OF GENERAL MANDATES TO REPURCHASE AND TO ISSUE SHARES

At the annual general meeting of the Company held on May 25, 2018, general mandates were granted to the Directors to repurchase and issue Shares respectively. Such mandates will lapse at the conclusion of the Annual General Meeting. In order to give the Company the flexibility to repurchase and issue Shares if and when appropriate, the following ordinary resolutions will be proposed at the Annual General Meeting to approve:

(a)

the granting of the Share Repurchase Mandate to the Directors to repurchase Shares on the Stock Exchange not exceeding 10% of the total number of issued Shares as at the date of passing of the proposed ordinary resolution contained in item 5 of the AGM Notice (i.e. a total of 808,185,414 Shares on the basis that the issued Shares remains unchanged on the date of the Annual General Meeting);

(b)

the granting of the Issuance Mandate to the Directors to allot, issue and deal with additional Shares not exceeding 20% of the total number of issued Shares as at the date of passing of the proposed ordinary resolution contained in item 6 of the AGM Notice (i.e. a total of 1,616,370,828 Shares on the basis that the issued Shares remains unchanged on the date of the Annual General Meeting); and

(c)	the extension of the Issuance Mandate by adding the aggregate number of Shares repurchased by the Company pursuant to the Share Repurchase Mandate.

With reference to the Share Repurchase Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase any Shares or issue any new Shares pursuant thereto.

An explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Share Repurchase Mandate is set out in Appendix II of this circular.

LETTER FROM THE BOARD

4.	ADOPTION OF THE 2019 EQUITY AWARD PLAN

The Existing Equity Award Plan

The Company adopted the Existing Equity Award Plan on November 8, 2009 for the purposes of attracting able persons to enter and remain in the employ of the Group, and to provide a means whereby employees, directors and consultants of the Group can acquire and maintain Share ownership. The Existing Equity Award Plan will expire on November 30, 2019, being the tenth anniversary of November 30, 2009.

Please see below for details of all outstanding share options granted under the Existing Equity Award Plan as at the Latest Practicable Date:

Participant	Unvested	Vested	Outstanding
Director — Wong Ying Wai	2,400,000	1,600,000	4,000,000
Other eligible employees	38,304,250	25,303,475	63,607,725
Consultants	405,100	493,200	898,300

Total			68,506,025

Save as disclosed above, there is no outstanding award granted under the Existing Equity Award Plan as at the Latest Practicable Date.

As all restricted share units granted under the Existing Equity Award Plan since adoption on November 8, 2009 have lapsed or were settled by the Company in cash without any Shares being issued to such grantees, no announcement or circular in relation to the grant of such restricted share units was required to be issued.

The 2019 Equity Award Plan

The Directors will seek Shareholders’ approval at the Annual General Meeting to adopt the new 2019 Equity Award Plan which is proposed to become effective on the Effective Date, while the Existing Equity Award Plan will remain valid and effective until its expiry date of November 30, 2019, on and after which no awards may be granted thereunder. All existing awards previously granted under the Existing Equity Award Plan but unexercised or unvested (as the case may be) thereunder will remain valid and (where applicable) exercisable in accordance with their terms of grant despite the expiry of the Existing Equity Award Plan.

A summary of the principal terms of the 2019 Equity Award Plan is set out in Appendix III of this circular. There is no material difference between the terms of the Existing Equity Award Plan and the terms of the 2019 Equity Award Plan.

The purpose of the 2019 Equity Award Plan is to provide a means through which the Group may attract able persons to enter and remain in the employ of the Group, and to provide a means whereby employees, directors and consultants (historically this term has included only former employees of the Group and LVS group employees, who provide services to the Group) of the Group can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of Shares, thereby strengthening their commitment to the welfare of the Group and promoting an identity of interest between the Shareholders and these persons.

LETTER FROM THE BOARD

The adoption of the 2019 Equity Award Plan is conditional upon:

(i)	the passing of an ordinary resolution to approve the 2019 Equity Award Plan by the Shareholders at a general meeting of the Company; and

(ii)

the Listing Committee of the Stock Exchange granting approval to the listing of, and permission to deal in, any new Shares to be issued and allotted, where applicable, in respect of the Options under the 2019 Equity Award Plan.

The Plan shall be subject to the administration of the Committee, which may at its discretion when making an offer of an Award impose any conditions, restrictions or limitations in relation thereto as it may think fit in accordance with the terms of the 2019 Equity Award Plan, subject to compliance with the Listing Rules. The Board believes that this will provide the Board with more flexibility under particular circumstances of each grant and facilitate the purpose of the 2019 Equity Award Plan and offer meaningful incentive to the Grantees to contribute to the business performance of the Group.

The Board considers that it is inappropriate to state the value of the Options as if they had been granted on the Latest Practicable Date given that a number of variables (including the Option Price, exercise period and interest rate) which are necessary for the calculation of the value of the Options cannot be ascertained at this stage.

None of the Directors is a trustee of the 2019 Equity Award Plan or has a direct or indirect interest in the trustee, if any, of the 2019 Equity Award Plan.

As at the Latest Practicable Date, there was an aggregate of 8,081,854,141 Shares in issue. Unless refreshed pursuant to the 2019 Equity Award Plan and assuming there will be no change to the number of issued Shares from the Latest Practicable Date until the date of the Annual General Meeting, the initial maximum number of Shares that may be issued upon exercise of all Share-based Awards (including Options) under which new Shares will be issued to be granted under the 2019 Equity Award Plan and similar share-based awards under any other award plans of the Company (under which new Shares will be issued pursuant to any grant) is 808,185,414 Shares, representing 10% of the Shares in issue as at the Latest Practicable Date. If any Share-based Awards (other than Options) are granted under the 2019 Equity Award Plan, the number of Options that may be granted under the 2019 Equity Award Plan will be reduced accordingly. Shareholders’ attention is drawn to the Appendix III of this circular for a summary of the terms of the 2019 Equity Award Plan.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, any new Shares that may be issued and allotted, where applicable, pursuant to the exercise and vesting of Options that may be granted under the 2019 Equity Award Plan.

Any grant of Options under the 2019 Equity Award Plan will be in accordance with Chapter 17 of the Listing Rules.

Any issuance of new Shares pursuant to any Share-based Awards (other than Options) will be made pursuant to either the general mandate(s) obtained from the Shareholders at the annual general meeting(s) of the Company or specific mandate(s) to be sought by the Company from the Shareholders in the future. In connection with this:

(a)

as the grant of Share-based Awards (other than Options) do not involve any allotment or issue of new Shares, the Company is not required under the Listing Rules to make any announcement upon the grant of any Share-based Awards (other than Options). However, details of any outstanding Share- based Awards (including Options) will be disclosed in the interim and annual reports of the Company published in accordance with the Listing Rules from time to time;

LETTER FROM THE BOARD

(b)

appropriate announcement(s) will be made by the Company upon any proposal or decision of the Company to issue any new Shares in satisfaction of any Share-based Awards (other than Options) in accordance with the applicable requirements of the Listing Rules. If and when such new Shares are proposed to be issued and allotted, an application(s) will be made by the Company to the Listing Committee of the Stock Exchange for the granting of the listing of, and permission to deal in, the new Shares proposed to be issued and allotted in respect of the relevant Share-based Awards (other than Options); and

(c)

any issuance of new Shares to any connected person (as defined in the Listing Rules) of the Company pursuant to any Share-based Awards (other than Options) under the 2019 Equity Award Plan will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. If any new Share is proposed to be issued to any connected person of the Company in satisfaction of any Share-based Awards (other than Options), the Company will comply with the applicable requirements of Chapter 14A of the Listing Rules, including any applicable independent shareholders’ approval requirement.

Please see Appendix III for details of various types of Awards that may be granted under the 2019 Equity Award Plan.

At the Annual General Meeting, the Company will seek the approval by the Shareholders in relation to the adoption of the 2019 Equity Award Plan, the authority to grant Share-based Awards and to allot, issue and deal with the Shares pursuant to the grant, exercise, vesting, settlement or otherwise relating to any Options (but not other types of Share-based Awards) pursuant to the 2019 Equity Award Plan.

However, at the Annual General Meeting, the Company will not seek the mandate from the Shareholders in relation to any issuance of new Shares pursuant to any Share-based Awards (other than Options). Such issuance, if any, will be made pursuant to either the general mandate(s) obtained from the Shareholders at the annual general meeting(s) of the Company or specific mandate(s) to be sought by the Company from the Shareholders in the future.

A copy of the 2019 Equity Award Plan is available for inspection at the principal place of business of the Company in Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, during normal business hours from the date of this circular up to and including the date of the Annual General Meeting, which is a period of not less than 14 days before the date of the Annual General Meeting.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

6.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

Pursuant to the Listing Rules and the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll (except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands). The results of the poll will be published on the websites of the Stock Exchange and the Company in accordance with the Listing Rules. Accordingly, at the Annual General Meeting, the votes on the resolutions set out in the AGM Notice will be taken by poll and the results thereof will be published by the Company after the Annual General Meeting on the websites of the Stock Exchange and the Company.

As at the Latest Practicable Date, no Shareholder is required to abstain from voting on any resolution set out in the AGM Notice.

A form of proxy for use at the Annual General Meeting (and any adjournment thereof) is enclosed with this circular and such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and delivered, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 22, 2019 (or if the Annual General Meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

7.	RECOMMENDATION

The Directors consider that all resolutions proposed at the Annual General Meeting, including the proposed re-election of retiring Directors, the granting of the Share Repurchase Mandate and the Issuance Mandate, the adoption of the 2019 Equity Award Plan, the payment of a final dividend of HK$1.00 per share for the year ended December 31, 2018 and the re-appointment of Deloitte Touche Tohmatsu as the Company’s auditor, are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Sands China Ltd.
Sheldon Gary Adelson
Chairman of the Board and Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following are details of the Directors who will retire and being eligible, offer themselves for re-election at the Annual General Meeting.

(1)	Dr. Wong Ying Wai

Dr. Wong Ying Wai (Wilfred) (“Dr. Wong”), aged 66, is our President and Chief Operating Officer, an Executive Director, a member of the Remuneration Committee and the Sands China Capital Expenditure Committee. He is also a director of various subsidiaries of the Company. Dr. Wong joined the administrative officer grade of the Hong Kong Government in 1975 and served in a number of key positions including deputy secretary for the civil service and deputy director — general of industry.

Dr. Wong joined the private sector in 1992 and has held top management positions in a number of Hong Kong listed companies in the property development and construction business sectors including Hsin Chong Group Holdings Limited (formerly known as “Hsin Chong Construction Group Limited”), K. Wah International Holdings Limited, Henderson China Holdings Limited and the Shui On Group.

Dr. Wong started his political career at the national level when he was appointed as a member of The Basic Law Consultative Committee (1985-1990) by the Central People’s Government of the People’s Republic of China. He was subsequently appointed by the National People’s Congress of the People’s Republic of China (the “NPC”) as a member of the Preliminary Working Committee for the HKSAR’s Preparatory Committee in 1993 and a member of the HKSAR’s Preparatory Committee in 1995, both bodies were responsible for the transitional policies and arrangements relating to the establishment of the HKSAR Government in 1997. Dr. Wong was a deputy to the NPC during the period from 1997 to 2013.

Dr. Wong’s public service continues through his participation in a number of councils and committees in Hong Kong and Macao. He is currently the chairman of the Hong Kong Arts Development Council, the vice chairman of the Hong Kong Film Development Council, the chairman emeritus of the Hong Kong Baptist University Foundation (since January 2018), the chairman and director of The Hong Kong International Film Festival Society Limited, Asian Film Awards Academy Limited and Hong Kong Institute for Public Administration and a director and the chairman emeritus of Pacific Basin Economic Council Limited. He was appointed as a member of the Cultural Industries Committee and the Tourism Development Committee of the Government of the Macao Special Administrative Region in 2016 and 2018 respectively. He was the chairman of the Standing Commission on Civil Service Salaries and Conditions of Service until December 31, 2018 and the Court and Council of the Hong Kong Baptist University during the period from 2007 to 2012.

For his long and distinguished public and community service, Dr. Wong was awarded the silver bauhinia star and the gold bauhinia star by the Government of the HKSAR in 2007 and 2015 respectively. Dr. Wong was conferred the degree of Doctor of Humanities honoris causa from Hong Kong Baptist University in November 2013, recognizing his outstanding professional achievements as well as his remarkable contributions to society. He was educated at Harvard University (MPA), University of Oxford, The University of Hong Kong (BSocSc) and The Chinese University of Hong Kong.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Dr. Wong is currently an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Stock Exchange (Stock code: 868). Dr. Wong was the executive director, executive chairman and chief executive officer of Hsin Chong Group Holdings Limited, a company listed on the Stock Exchange (Stock code: 404), until November 1, 2015 and served as the senior adviser to the board of Hsin Chong Group Holdings Limited subsequent to his resignation from other positions mentioned above, until May 23, 2017. He was also a non-executive director and chairman of Synergis Holdings Limited, a company listed on the Stock Exchange (Stock code: 2340), until December 11, 2015. Dr. Wong was appointed as an Executive Director on January 22, 2016.

Dr. Wong was appointed as an Executive Director for a term of three years commencing from January 22, 2019. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Wong had interest of 4,000,000 underlying Shares in the Company and did not have any interest in the shares or underlying shares of LVS (an associated corporation of the Company) within the meaning of Part XV of SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Dr. Wong does not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director and a member of the Remuneration Committee and Sands China Capital Expenditure Committee of the Company. As President and Chief Operating Officer of the Company, Dr. Wong receives emoluments of US$2,346,000 per annum, plus a discretionary bonus of up to US$1,500,000 per annum, in accordance with the service contract entered into between Dr. Wong and the Group. The emoluments of Dr. Wong are determined by the Board with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the service contract referred to above and any subsequent revision approved by the Board.

Save as disclosed above, as at the Latest Practicable Date, Dr. Wong (i) did not currently hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Dr. Wong that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Dr. Wong that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

(2)	Chiang Yun

Ms. Chiang Yun (Rachel) (“Ms. Chiang”), aged 51, is an Independent Non-Executive Director, a member of the Audit Committee and a member of the Nomination Committee. With over 24 years of private equity investment experience, Ms. Chiang is currently the founding managing partner of Prospere Capital Limited (since April 2018). Ms. Chiang is currently an independent non-executive director of Goodbaby International Holdings Limited (Stock code: 1086) and Pacific Century Premium Developments Limited (Stock code: 432), both listed on the Stock Exchange, and an independent non-executive director and a member of the audit committee and the health, safety and security committee of Merlin Entertainments Plc., listed on the Main Market of the London Stock Exchange (Stock code: MERL). Ms. Chiang was one of the founding managing partners of Pacific Alliance Equity Partners, the private equity division of Pacific Alliance Group until March 2018. Ms. Chiang obtained her Executive Master of Business Administration from The Kellogg Graduate School of Management of Northwestern University and Hong Kong University of Science and Technology and Bachelor of Science degree, cum laude, from Virginia Polytechnic Institute and State University. Ms. Chiang was appointed as an Independent Non-Executive Director on October 14, 2009.

Ms. Chiang was appointed as an Independent Non-Executive Director for a term of three years commencing from October 14, 2018. She is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Ms. Chiang did not have any interest in the Shares or underlying Shares or LVS (an associated corporation of the Company) within the meaning of Part XV of SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Ms. Chiang received director’s fees amounting to approximately US$150,000 for the year ended December 31, 2018 as an Independent Non-Executive Director. Ms. Chiang does not receive any director’s fees for acting as a member of both Audit Committee and Nomination Committee of the Company. The emoluments of Ms. Chiang are determined by the Board with reference to her duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. Her emoluments are covered by the letter of appointment issued by the Company and any subsequent revision approved by the Board.

Ms. Chiang has served as an Independent Non-Executive Director of the Company for more than 9 years. The Board considers that Ms. Chiang is still independent, after taking into account the following reasons:-

(i)	the Company has continued to receive annual written confirmation from Ms. Chiang regarding her independence with respect of each of the factors set out in Rule 3.13 of the Listing Rules;

(ii)	Ms. Chiang is able to bring an independent judgement and make a positive contribution to the development of the Company’s strategies;

(iii)	As at the Latest Practicable Date, Ms. Chiang did not have any interest in the Shares or underlying Shares or LVS (an associated corporation of the Company);

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

(iv)	Ms. Chiang does not receive any remuneration from the Company other than her director’s fee and has not received any awards under, and does not participate in the Company’s equity award plan;

(v)	Ms. Chiang does not have a material interest in any principal business activity of or is involved in any material business dealings with the Company or LVS; and

(vi)	Ms. Chiang has not had any executive or management role or function in the Company, its subsidiaries and LVS or is not involved in the day-to-day management of the Company.

Ms. Chiang was identified by the Nomination Committee of the Company in accordance with the diversity policy and terms of reference of the Nomination Committee of the Company. Given the perspectives and skills Ms. Chiang has gained through her background and experience in private equity investment and her biographical information as disclosed above, the Board considers that Ms. Chiang contributes to the diversity of the Board.

Save as disclosed above, as at the Latest Practicable Date, Ms. Chiang (i) did not currently hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Ms. Chiang that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Ms. Chiang that need to be brought to the attention of the Shareholders.

(3)	Kenneth Patrick Chung

Mr. Kenneth Patrick Chung (“Mr. Chung”), aged 61, is an Independent Non-Executive Director and a member of the Audit Committee. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Stock Exchange (stock code: 1398) until March 2017. Currently, Mr. Chung serves as an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (stock code: 939) (since November 2018), an independent non-executive director of Prudential Corporation Asia Ltd. (since April 2018) and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Mr. Chung was appointed as an Independent Non-Executive Director for a term of three years commencing from July 15, 2016. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Chung did not have any interest in the Shares or underlying Shares or LVS (an associated corporation of the Company) within the meaning of Part XV of SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Chung received director’s fees amounting to approximately US$150,000 for the year ended December 31, 2018 as an Independent Non-Executive Director. Mr. Chung does not receive any director’s fees for acting as a member of the Audit Committee of the Company. The emoluments of Mr. Chung are determined by the Board with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the letter of appointment issued by the Company and any subsequent revision approved by the Board.

Mr. Chung continues to demonstrate his commitment to his roles with the Company. Moreover, the Company has continued to receive annual written confirmation from Mr. Chung concerning his independence in accordance with the Listing Rules. Accordingly, the Board considers that Mr. Chung continues to be independent.

Mr. Chung was identified by the Nomination Committee of the Company in accordance with the diversity policy and terms of reference of the Nomination Committee of the Company. Given the perspectives and skills Mr. Chung has gained through his background and experience in accounting and related financial management and his biographical information as disclosed above, the Board considers that Mr. Chung contributes to the diversity of the Board.

Save as disclosed above, as at the Latest Practicable Date, Mr. Chung (i) did not currently hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Chung that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Mr. Chung that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Share Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 8,081,854,141 Shares.

Subject to the passing of the ordinary resolution set out in item 5 of the AGM Notice in respect of the granting of the Share Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the Annual General Meeting, i.e. being 8,081,854,141 Shares, the Directors would be authorized under the Share Repurchase Mandate to repurchase, during the period in which the Share Repurchase Mandate remains in force, up to 808,185,414 Shares, representing 10% of the total number of issued Shares as at the date of the Annual General Meeting.

2.	REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Share Repurchase Mandate is in the best interests of the Company and the Shareholders.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3.	FUNDING OF SHARE REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF SHARE REPURCHASE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2018) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

Month & Year	Highest HK$	Lowest HK$
March 2018	47.00	41.00
April 2018	45.75	41.35
May 2018	48.60	45.10
June 2018	47.30	40.30
July 2018	42.80	38.25
August 2018	41.15	35.05
September 2018	38.75	31.40
October 2018	36.45	29.85
November 2018	35.20	30.30
December 2018	38.75	32.40
January 2019	37.45	32.25
February 2019	40.45	35.50
March 2019 (up to the Latest Practicable Date)	39.75	36.80

6.	GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to repurchase Shares pursuant to the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

To the best knowledge of the Company, as at the Latest Practicable Date, Venetian Venture Development Intermediate II (“VVDI (II)”) is a substantial Shareholder which is interested in 5,657,814,885 Shares (representing approximately 70% of the total issued share capital of the Company). VVDI (II) is a wholly-owned subsidiary of Sands IP Asset Management B.V. (“Sands IP”). Sands IP is a wholly-owned subsidiary of LVS Dutch Holding B.V. (“LVS Dutch Holding”), which is in turn wholly-owned by LVS Dutch Finance C.V. (“LVS Dutch Finance”). LVS Dutch Finance is a 99% subsidiary of LVS (Nevada) International Holdings, Inc. (“LVS Nevada”), which is in turn wholly-owned by Venetian Casino Resort, LLC (“Venetian Casino”). Venetian Casino is a wholly-owned subsidiary of Las Vegas Sands, LLC (“LVS LLC”), which is in turn wholly-owned by LVS. Mr. Sheldon Gary Adelson, his family members and trusts and other entities established for the benefit of Mr. Adelson and/or his family members beneficially own approximately 56% of the outstanding common stock of LVS as at December 31, 2018. In the event that the Directors exercise the proposed Share Repurchase Mandate in full, the aggregate shareholding of VVDI (II), Sands IP, LVS Dutch Holding, LVS Dutch Finance, LVS Nevada, Venetian Casino, LVS LLC, LVS and Mr. Adelson would be increased to approximately 78% of the issued share capital of the Company (if VVDI (II) does not participate in such repurchase).

The Directors are not aware of any consequences which may give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and/or result in the aggregate number of Shares held by the public Shareholders falling below the prescribed minimum percentage required under the Listing Rules.

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

During the 6 months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Stock Exchange or otherwise).

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

This Appendix discloses the material details of the 2019 Equity Award Plan for the purpose of compliance with Chapter 17 of the Listing Rules. A copy of the 2019 Equity Award Plan is available for inspection at the principal place of business of the Company in Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, during normal business hours from the date of this circular up to and including the date of the Annual General Meeting, which is a period of not less than 14 days before the date of the Annual General Meeting.

1.	PURPOSE AND CONDITIONS

The purpose of the Plan is to provide a means through which the Group may attract able persons to enter and remain in the employ of the Group, and to provide a means whereby employees, directors and consultants of the Group can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of Shares, thereby strengthening their commitment to the welfare of the Group and promoting an identity of interest between the Shareholders and these persons.

The adoption of the Plan is conditional upon:

(a)	the passing of an ordinary resolution to approve the Plan by the Shareholders at a general meeting of the Company; and

(b)

the Listing Committee of the Stock Exchange granting approval to the listing of, and permission to deal in, any new Shares to be issued and allotted, where applicable, in respect of the Options under the 2019 Equity Award Plan.

2.	WHO MAY JOIN

Participants are limited to Eligible Persons (as defined below) who have entered into an Award agreement with the Company or who have received written notification from the Committee (or a person designated by the Committee) that they have been selected to participate in the Plan.

The eligible persons (the “Eligible Persons”) of the Plan refers to the following persons:

(a)

any individual regularly employed by the Company or a Subsidiary, provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument related thereto;

(b)	director of the Company or a Subsidiary; or

(c)	consultant or advisor to the Company or a Subsidiary.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

3.	GRANT, ACCEPTANCE AND NATURE OF AWARDS

The Committee may, from time to time, grant Awards of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonuses and/or Performance Compensation Awards to one or more Eligible Persons. Unless the Award agreement between the Company and the Eligible Person specifies otherwise, no consideration shall be payable by the Eligible Person upon acceptance of the Award.

Part (A) Options

Each option to subscribe for Shares granted under the Plan (the “Option”) shall be evidenced by an Option agreement. Except as specifically provided otherwise in such Option agreement, each Option granted shall be subject to the following terms and conditions:

(a)	Each Option or portion thereof that is exercisable shall be exercisable for the full amount or for any part thereof.

(b)

No Shares shall be delivered pursuant to any exercise of an Option until the Company has received full payment of the Option Price therefor. Each Option shall cease to be exercisable, as to any Share, when the Participant exercises the Option or exercises a related share appreciation right or when the Option lapses.

(c)

Subject to as set out in paragraph 9 (Options are personal to Participants) below, Options shall not be transferable by the Participant except by will or the laws of descent and distribution and shall be exercisable during the Participant’s lifetime only by him.

(d)	Each Option shall vest and become exercisable by the Participant in accordance with the vesting schedule established by the Committee and set forth in the relevant Option agreement.

(e)

At the time of any exercise of an Option, the Committee may, in its sole discretion, require a Participant to deliver to the Committee a written representation that the Shares to be acquired upon such exercise are to be acquired for investment and not for resale or with a view to the distribution thereof and any other representation deemed necessary by the Committee to ensure compliance with all applicable securities laws and regulations. Upon such a request by the Committee, delivery of such representation prior to the delivery of any Shares issued upon exercise of an Option shall be a condition precedent to the right of the Participant or such other person to exercise the Option to acquire any Shares.

(f)

An Option agreement may, but need not, include a provision whereby a Participant may elect, at any time before the termination of the Participant’s employment with the Company, to exercise the Option as to any part or all of the Shares subject to the Option prior to the full vesting of the Option.

The exercise of any Option shall be subject to our Shareholders in general meeting approving any necessary increase in the authorized share capital of the Company.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

Part (B) Share Appreciation Rights

A share appreciation right (“Share Appreciation Right(s)” or “SAR(s)”) means the right to receive, upon exercise of a SAR, payment from the Company of an amount equal to (A) the number of Shares subject to such SAR, multiplied by (B) the excess, if any, of the Fair Market Value of one Share on the exercise date over the Strike Price. The Company shall pay such excess amount either (i) in cash, (ii) in Shares valued at Fair Market Value equivalent to the amount payable (fractional Shares shall be settled in cash), or (iii) any combination thereof, as determined by the Committee.

The Committee may award to Eligible Person a SAR in tandem with, or independent of, an Option. A SAR granted in tandem with an Option shall become exercisable, be transferable and shall expire according to the same vesting schedule, transferability rules and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall become exercisable, be transferable and shall expire in accordance with a vesting schedule, transferability rules and expiration provisions as established by the Committee and reflected in an Award agreement.

Part (C) Restricted Shares

A restricted share (“Restricted Share(s)”) means a Share issued or transferred to a Participant subject to forfeiture and other restrictions set forth in the 2019 Equity Award Plan.

The Committee shall have the authority (A) to grant Restricted Shares to Eligible Persons, (B) to issue or transfer Restricted Shares to Participants, and (C) to establish terms, conditions and restrictions applicable to such Restricted Shares, including the Restricted Period, as applicable, which may differ with respect to each Participant, the time or times at which Restricted Shares shall be granted or become vested and the number of Shares to be covered by each grant.

Subject to the restrictions set forth in the 2019 Equity Award Plan (including the restrictions on transferability set forth in the Award agreement), a Participant who holds Restricted Share(s) generally shall have the rights and privileges of a Shareholder as to such Restricted Shares, including the right to vote such Restricted Shares.

Part (D) Restricted Share Units

A restricted share unit (“Restricted Share Unit(s)”) means a hypothetical investment equivalent to one Share granted under the 2019 Equity Award Plan.

The Committee shall have the authority (A) to grant Restricted Share Units to Eligible Persons, and (B) to establish terms, conditions and restrictions applicable to such Restricted Share Units, including the Restricted Period, as applicable, which may differ with respect to each Participant, the time or times at which Restricted Share Units shall be granted or become vested and the number of units to be covered by each grant.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

No Shares shall be issued at the time a Restricted Share Unit is granted. At the discretion of the Committee, each Restricted Share Unit (representing one Share) may be credited with cash and dividends equivalents paid by the Company in respect of one Share (“Dividend Equivalents”). Upon the expiration of the Restricted Period and satisfaction of such other terms and conditions (including any applicable performance goals) as may be set by the Committee in its sole discretion with respect to any outstanding Restricted Share Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Share for each such outstanding Restricted Share Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with the 2019 Equity Award Plan and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award agreement, the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Shares in lieu of delivering only Shares for Vested Units or (ii) delay the delivery of Shares (or cash or part Shares and part cash, as the case may be) beyond the expiration of the Restricted Period. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of such Shares as of the date of expiry of the Restricted Period with respect to such Vested Units.

Part (E) Share Bonuses

A share bonus (“Share Bonus(es)”) is an unrestricted Share issued by the Company to Eligible Persons granted as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions, pursuant to the 2019 Equity Award Plan.

Part (F) Performance Compensation Awards

A performance compensation award (“Performance Compensation Award(s)”) means any Share-based Award designated by the Committee as a “Performance Compensation Award” pursuant to the 2019 Equity Award Plan, under which a Participant shall be eligible to receive payment only to the extent that: (A) the performance goals for such period are achieved; and (B) the performance formula as applied against such performance goals determines that all or some portion of such Participant’s Performance Compensation Award has been earned for the performance period.

The Committee shall have full discretion to select the length of such performance period, the type(s) of Performance Compensation Awards to be issued, the performance criteria that will be used to establish the performance goal(s), the kind(s) and/or level(s) of the performance goals(s) that is(are) to apply to the Company and the performance formula.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

4.	EXERCISE PRICE OF OPTIONS AND FORM OF PAYMENT

The exercise price (“Option Price”) per Share for each Option shall be set by the Committee at the time of grant but shall not be less than the highest of:

(a)	the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant of the Option which must be a business day;

(b)	the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the 5 business days immediately preceding the date of grant of the Option; and

(c)	the nominal value of a Share.

The Option Price shall be payable (i) in cash and/or Shares valued at the Fair Market Value on the date the Option is exercised (including by means of attestation of ownership of a sufficient number of Shares in lieu of actual delivery of such shares to the Company), (ii) in the discretion of the Committee, either (a) in other property having a fair market value on the date of exercise of the Option equal to the Option Price or (b) by delivering to the Committee a copy of irrevocable instruction to a stockbroker to deliver promptly to the Company an amount of loan proceeds, or proceeds from the sale of the Shares subject to the Option, sufficient to pay the Option Price or (iii) by such other method as the Committee may allow. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in the manner described in clause (i) (in relation to payment in Shares), (ii) or (iii) of the preceding sentence if the Committee determines that exercising an Option in such manner would violate any other applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company or any Subsidiaries are listed or traded.

The settlement of the Option Price by Shares as described in (i) above, if accepted by the Committee, may constitute a share repurchase under the Listing Rules. The Company will comply with Rule 10.06 of the Listing Rules accordingly if and when such circumstances arise.

The settlement of the Option Price by other property as described in (ii) above, if accepted by the Committee, may constitute a notifiable transaction under the Listing Rules. The Company will comply with Chapters 14 and 14A of the Listing Rules accordingly if and when such circumstances arise.

5.	SCHEME LIMITS

The maximum number of Shares which may be issued upon exercise of all Share-based Awards (including Options) to be granted under the Plan and similar share-based awards under any other award plans of the Company must not in aggregate exceed 10% of the total number of Shares in issue as at the date of Shareholders’ approval of the Plan (“Scheme Limit”).

Options (or any other Share-based Awards) lapsed in accordance with the terms of the Plan will not be counted for the purpose of calculating the Scheme Limit.

Assuming there will be no change to the number of issued Shares from the Latest Practicable Date until the date of the Annual General Meeting, the maximum number of Shares which can be allotted and issued by the Company under the Plan is 808,185,414, representing 10% of the estimated total number of issued Shares as at the date of approval of the Plan.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

Subject to the issue of a circular by the Company and the approval of our Shareholders in general meeting and such other requirements prescribed under the Listing Rules from time to time, the Board may:

(a)	refresh the Scheme Limit from time to time to 10% of the Shares then in issue (the “New Scheme Limit”) as of the date of the approval by our Shareholders in general meeting; and/or

(b)

grant Options (or any other Share-based Awards) beyond the Scheme Limit to Eligible Persons specifically identified by the Board. The circular issued by the Company to our Shareholders shall contain a generic description of the specified Eligible Persons who may be granted such Options (or any other Share-based Awards), the number and terms of the Options (or any other Share-based Awards) to be granted, the purpose of granting Options (or any other Share-based Awards) to the specified Eligible Persons with an explanation as to how the Options (or any other Share-based Awards) serve such purpose, the information required under Rule 17.02(2)(d) and the disclaimer required under Rule 17.02(4) of the Listing Rules and/or such other information required under the Listing Rules from time to time.

Notwithstanding the foregoing, the Shares which may be issued upon exercise of all outstanding Options and other Share-based Awards granted and yet to be exercised under the Plan and similar share-based awards under any other award plans of the Company at any time shall not exceed 30% of the Shares in issue from time to time (the “Maximum Limit”). No Share-based Awards (including Options) or similar share-based awards under other plans of the Company shall be granted if this will result in the Maximum Limit being exceeded. If the Company conducts a share consolidation or subdivision after the Scheme Limit or the New Scheme Limit (if any) has been approved in a general meeting of the Company, the maximum number of Shares that may be issued upon exercise of all Share-based Awards and similar share-based awards to be granted under all of the plans of the Company under the Scheme Limit or the New Scheme Limit (as the case may be) as a percentage of the total number of issued Shares at the date immediately before and after such consolidation or subdivision shall be the same.

6.	LIMIT FOR ANY ONE INDIVIDUAL

The total number of Shares issued and which may fall to be issued upon exercise of the Options and other Share-based Awards granted and to be granted (including both exercised, cancelled, outstanding Options, Shares and other Share-based Awards which have been granted and accepted) to each Eligible Person, when aggregated with any similar share-based awards under any other plans of the Company granted to that Eligible Person, in any 12-month period prior to (and including) the date of grant shall not exceed 1% of the Shares in issue on the date of grant. Any further grant of the Options and other Share-based Awards in excess of this 1% limit shall be subject to:

(a)

the issue of a circular by our Company containing the identity of the Eligible Person, the numbers of and terms of the Options and other Share-based Awards to be granted (and those previously granted to such person), the information as required under the Listing Rules; and

(b)

the approval of the Shareholders in general meeting and/or other requirements prescribed under the Listing Rules from time to time with such Eligible Person and his close associates (or his associates if the person is a connected person of the Company under the Listing Rules) abstaining from voting. The numbers and terms (including the Option Price) of the Share-based Awards to be granted to such person must be fixed before the Shareholders’ approval. Unless provided otherwise in the Listing Rules, the date on which the Committee grants or the date of the meeting at which the Committee proposes to grant the Share-based Awards to such Eligible Person shall be taken as the date of grant for the purpose of determining the Option Price of the Shares.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

7.	GRANTING OPTIONS TO CONNECTED PERSONS

Any grant of Options to a Director, chief executive or substantial shareholder (as defined in the Listing Rules) of our Company or any of their respective associates is required to be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Options in question).

If the Committee proposes to (i) grant Options to a substantial shareholder or any independent non-executive Director or their respective associates (as defined in the Listing Rules) which will result in the number of Shares issued and to be issued upon exercise of all Share-based Awards (including Options) and similar share-based awards under other plans of the Company already granted and to be granted (including those exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(a)	representing in aggregate over 0.1% of the Shares in issue or such other percentage as may be from time to time provided under the Listing Rules; and

(b)

having an aggregate value in excess of HK$5.0 million or such other sum as may be from time to time provided under the Listing Rules, based on the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange at the date of such grant, or (ii) change any terms of the Options granted to a substantial shareholder or an independent non-executive Director of the Company (or any of their respective associates), such grant (or such change of terms, as the case may be) of Options will be subject to the approval of the independent non-executive Directors as referred to above in this paragraph, the issue of a circular by our Company and the approval of our Shareholders in general meeting on a poll at which the Grantee, his associates and all core connected persons (as defined in the Listing Rules) of the Company shall abstain from voting in favor, and/or such other requirements prescribed under the Listing Rules from time to time.

The circular to be issued by the Company to the Shareholders as referred to in the above paragraph should contain the following information:

(a)

the details of the number and terms (including the exercise price) of the Options to be granted to each selected Eligible Person which must be fixed before our Shareholders’ meeting and the date of Board meeting for proposing such further grant shall be taken as the date of grant for the purpose of calculating the exercise price of such Options;

(b)	a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Options) to the independent Shareholders as to voting;

(c)	the information required under Rule 17.02(2)(c) and (d) and the disclaimer required under Rule 17.02(4) of the Listing Rules; and

(d)	the information required under Rule 2.17 of the Listing Rules.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

8.	RESTRICTIONS ON THE TIMES OF GRANT OF OPTIONS

A grant of Options may not be made by the Company after inside information has come to its knowledge until such inside information has been announced pursuant to the requirements of the Listing Rules and the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong). In particular, no Options may be granted during the period commencing one month immediately before the earlier of:

(a)

the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s results for any year, half-year, quarterly or other interim period (whether or not required under the Listing Rules); and

(b)	the deadline for the Company to publish an announcement of the results for any year, or half-year, or quarterly or other interim period (whether or not required under the Listing Rules),

and ending on the date of actual publication of such results announcement, and no Option may be granted during any period of delay in publishing a results’ announcement,

and where an Option is granted to a Director or a “Relevant employee” (as defined below), no Options shall be granted on any day on which the financial results of the Company are published and:

(a)

during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(b)

during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

“Relevant employee” as referred to this paragraph includes any employee of the Company or a director or employee of a Subsidiary or holding company of the Company who, because of such office or employment, is likely to possess inside information in relation to the Company or its securities.

The restrictions referred to in this paragraph also apply mutatis mutandis to all Share-based Awards under the Plan.

9.	AWARDS ARE PERSONAL TO PARTICIPANTS

Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law and the Listing Rules, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution.

10.	AWARD PERIOD AND DURATION OF THE PLAN

Options

Options will vest and become exercisable on such date(s) as may be determined by the Committee and will expire after such period (not to exceed 10 years from the date of grant of such Option) as may be determined by the Committee (the “Option Period”). Subject to the conditions set out in paragraph 1 above, the Plan shall be valid and effective for a period of 10 years from the Effective Date.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

SARs

Except as otherwise provided in the case of a SAR granted in tandem with an Option (which shall follow the expiry period of such Option), a SAR granted independent of an Option shall become exercisable and shall expire in accordance with a vesting schedule and expiration provisions as established by the Committee and reflected in an Award agreement.

Restricted Shares and Restricted Share Units

The Committee shall have the authority to establish terms, conditions and restrictions applicable to such Restricted Shares and Restricted Share Units, including the Restricted Period, as applicable, which may differ with respect to each Participant, the time or times at which Restricted Shares or Restricted Share Units shall be granted or become vested and the number of Shares or units to be covered by each grant.

Performance Compensation Awards

The vesting and exercisable periods of any Performance Compensation Award will follow the type of Share-based Award which it is based on.

11.	PERFORMANCE TARGET

A Participant may be required to achieve any performance targets as the Committee may then specify in the grant before any Awards (including Options) granted under the Plan will vest or can be exercised. Please see Part (F) of paragraph 3 of this Appendix III above for further details.

12.	RIGHTS ON CEASING EMPLOYMENT, DEATH OR DISMISSAL

Options

(a)

Death or disability. If the Participant’s employment with our Group terminates on account of the Participant’s death or by our Group due to disability, the unvested portion of the Option shall expire on the date of termination and the vested portion of the Option shall remain exercisable (to the extent not already exercised) in accordance with the Plan through the earlier of (X) the expiration of the Option Period or (Y) one year following the date of termination on account of death or disability.

(b)

Termination other than due to death or disability or for Cause. If the Participant’s employment with our Group is terminated for any reason other than as referred to in paragraph (a) above or by our Group for Cause (as defined below), the unvested portion of the Option shall expire on the date of termination and the vested portion of the Option shall remain exercisable (to the extent not already exercised) by the Participant through the earlier of (X) the expiration of the Option Period or (Y) 90 days following such termination.

“Cause” shall have the definition in any existing employment agreement between the Participant and any member of our Group or, in the absence of such an agreement, upon (i) the determination by the Committee that the Participant has ceased to perform his duties to the Group (other than as a result of his incapacity due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of his duties to such party, (ii) the Committee’s determination that the Participant has engaged or is about to engage in conduct materially injurious to the Group, (iii) the Participant having been convicted of, or pleading guilty or no contest to, a felony or any crime involving as a material element fraud or dishonesty, (iv) the failure of the Participant to follow the lawful instructions of the Board or his direct superiors or (v) in the case of a Participant who is a non-employee Director, the Participant ceasing to be a member of the Board in connection with the Participant engaging in any of the activities described in (i) through (iv) above.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

(c)

Termination for Cause. If the Participant’s employment with the Company or a Subsidiary is terminated by the Company or that Subsidiary for Cause, both the unvested and the vested portions (to the extent not already exercised) of the Option shall terminate on the date of such termination.

SARs

In the case of a SAR granted in tandem with an Option, the Participant shall have the same rights as described above as a Participant holding an Option.

In the case of a SAR granted independent of an Option, SAR shall expire in accordance with the expiration provisions as established by the Committee and reflected in an Award agreement for that SAR. There is no similar provision in the 2019 Equity Award Plan for the events described above in relation to SARs granted independent of Options.

Restricted Shares and Restricted Share Units

The Committee shall have the authority to establish terms, conditions and restrictions applicable to such Restricted Shares and Restricted Share Units. There is no similar provision in the 2019 Equity Award Plan for the events described above in relation to Restricted Shares and Restricted Share Units.

Performance Compensation Awards

Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a performance period to be eligible for payment in respect of a Performance Compensation Award for such performance period. There is no other provision in the 2019 Equity Award Plan for the events described above in relation to Performance Compensation Awards.

13.	RIGHTS IN SPECIFIC EVENTS

Options

(a)

Rights on a general offer or a scheme of arrangement. If a general offer, whether by way of a takeover offer, share repurchase offer or scheme of arrangement or otherwise in like manner is made to all the holders of Shares, or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror, the Company shall use all reasonable endeavors to procure that such offer is extended to all the Participants on the same terms, with appropriate changes, and assuming that they will become, by the vesting and exercise in full of the Options granted to them (whether or not they have become exercisable), Shareholders. If such offer (other than a scheme of arrangement) becomes or is declared unconditional or such scheme of arrangement is formally proposed to the Shareholders, a Participant shall, notwithstanding any other terms on which his Options were granted, be entitled to exercise his Option (to the extent not already exercised) to its full extent or to the extent specified in the Participant’s notice to our Company in exercise of his Option at any time up to 14 days after the date on which (i) such offer becomes or is declared unconditional or (ii) such scheme is approved by the Shareholders in accordance with applicable laws and regulatory requirements (or any other date as the Committee reasonably determines). Subject to the above, an Option (to the extent not already exercised) will lapse automatically on the last date on which such Option may be exercised in accordance with this paragraph.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

(b)

Rights on winding-up. In the event a notice is given by our Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up our Company, our Company shall on the same date as or soon after it despatches such notice to each of our Shareholders give notice thereof to all Participants and thereupon, each Participant (or in the case of his death, his legal personal representative(s)) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of our Company referred to above by giving notice in writing to our Company, accompanied by a remittance for the full amount of the aggregate Option Price for the Shares in respect of which the notice is given, whereupon our Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting, allot the relevant Shares to the Participant credited as fully paid and register the Participant as holder thereof.

(c)

Rights on compromise or arrangement between our Company and its members or creditors. If a compromise or arrangement between our Company and its members or creditors is proposed for the purposes of a scheme for the restructuring of our Company or its amalgamation with any other companies pursuant to the laws of the jurisdiction in which our Company was incorporated, our Company shall give notice to all the Participants on the same day as it despatches to members and/or creditors of the Company a notice summoning the meeting to consider such a scheme or arrangement, and any Participant may by notice in writing to our Company accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given (such notice to be received by our Company not later than two business days prior to the proposed meeting), exercise the Option to its full extent or to the extent specified in the notice and our Company shall as soon as possible in any event no later than the business day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Participant which falls to be issued upon on such exercise of the Option credited as fully paid and register the Participant as a holder thereof.

With effect from the date of such meeting, the rights of all Participants to exercise their respective Options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all Options shall, to the extent that they have not been exercised, lapse. If for any reason such compromise or arrangement does not become effective and is terminated or lapses, the rights of Participants to exercise their respective Options shall with effect from the date of the making of the order by the relevant court be restored in full as if such compromise or arrangement had not been proposed by us.

Other types of Awards

There is no similar provision in the 2019 Equity Award Plan for the events described above in relation to other types of Awards (other than Options).

14.	RANKING OF SHARES

Options

The Shares to be allotted and issued upon the exercise of an Option will not carry dividend and voting rights until completion of the registration of the Participant (or any other person nominated by the Participant in accordance with the Plan) as the holder thereof. Subject to the aforesaid, Shares allotted and issued on the exercise of Options will rank pari passu and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation as attached to the other fully-paid Shares in issue on the date of issue.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

Restricted Shares

Subject to the restrictions in relation to forfeiture in the 2019 Equity Award Plan, a Participant who holds Restricted Share(s) generally shall have the rights and privileges of a Shareholder as to such Restricted Shares, including the right to vote such Restricted Shares, provided that, at the discretion of the Committee, cash dividends and dividends with respect to the Restricted Shares may be either currently paid to the Participant or withheld by the Company for the Participant’s account, and interest may be credited on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee.

Restricted Share Units

There is no relevant provision in this respect in the 2019 Equity Award Plan in relation to Restricted Share Units.

Share Bonuses

Shares allotted and issued on the exercise of Share Bonus will rank pari passu and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation as attached to the other fully-paid Shares in issue on the date of issue.

Performance Compensation Awards

There is no relevant provision in this respect in the 2019 Equity Award Plan in relation to Performance Compensation Awards.

15.	EFFECT OF ALTERATIONS TO CAPITAL

Subject to compliance with the Listing Rules, the Committee shall make an equitable adjustment or substitution to the number, price or kind of a Share or other consideration subject to such Awards (a) in the event of changes in the outstanding Shares or in the capital structure of our Company by reason of, among other things, capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital or (b) in the event of any change in applicable laws or circumstances which otherwise warrant equitable adjustment because it interferes with the intended operation of the Plan.

Notwithstanding the above, in the event of any of the following:

(a)

the Company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by Shareholders in a form other than shares or other equity interests of the surviving entity;

(b)	all or substantially all of the Company’s assets are acquired by another person;

(c)	the reorganization or liquidation of the Company; or

(d)	the Company shall enter into a written agreement to undergo an event described in paragraphs (a), (b) or (c) above,

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

then the Committee may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Awards and cause the holders thereof to be paid, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Shareholders in the event. Subject to compliance with applicable requirements of the Listing Rules, the terms of this paragraph may be varied by the Committee in any particular Award agreement.

16.	EFFECT OF CHANGE IN CONTROL

In the event of a Change in Control (as defined below), except to the extent provided in a particular Award agreement:

(a)	the Committee may in its discretion provide that all Options and SARs shall become immediately exercisable in full; and

(b)

all incomplete performance periods shall end on the date of such Change in Control, and the Committee shall determine the extent to which the relevant performance goals have been met, and based on such determination of the degree of attainment cause to be paid to each Participant partial or full Awards, and cause all previously deferred Awards to be settled in full as soon as possible.

In the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or in Shares (or any combination thereof) the value of such Awards based upon the price per Share received or to be received by other Shareholders in the event. The Company’s obligations under the Plan shall be binding upon any successor of our Company.

“Change in Control” referred to above means, unless otherwise stated in the relevant Award agreement, be deemed to occur upon:

(a)

except certain circumstances (such as acquisition by the Group or by Mr. Sheldon Gary Adelson or his related party) as set out in the Plan, the acquisition of beneficial ownership of 50% or more (on a fully diluted basis) of either (A) the then outstanding Shares or (B) the then outstanding voting securities entitled to vote in the election of directors;

(b)	the current directors (or subsequent directors elected by at least two-thirds of directors) of the Board cease to constitute a majority of the Board;

(c)	the dissolution or liquidation of our Company;

(d)	the disposition (other than to Mr. Sheldon Gary Adelson or his related party) of all or substantially all of the business or assets of our Company; or

(e)

the reorganization or similar form of corporate transaction involving the Company that requires the Shareholders’ approval, unless immediately following such reorganization: (i) more than 50% of the total voting power of the entity resulting from such reorganization, or the ultimate parent entity that can elect a majority of the governing body such entity, remains to be held in the same proportion among the same holders as prior to such reorganization, and (ii) at least a majority of the members of the governing body of such entity remained the same.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

17.	EXPIRY OF AWARDS

Options

Without prejudice to terms referred to paragraphs 15 (Effect of alterations to capital) and 16 (Effect of change in control), an Option shall lapse automatically and not vest (to the extent not already vested) after the earliest of:

(a)	the date of expiry of the Option Period;

(b)	the expiry of any of the periods referred to in paragraphs 12 (Rights on ceasing employment, death or dismissal) and 13 (Rights in specific events);

(c)	the date on which the scheme of arrangement of the Company referred to in paragraph 13(c) (Rights on compromise or arrangement between our Company and its members or creditors) becomes effective;

(d)	the date of commencement of the winding-up of the Company; or

(e)

the date on which the Board or the Committee exercises the Company’s right to cancel the Option at any time after the Participant commits a breach of paragraph 9 (Options are personal to Participants) above or the Options are cancelled in the manner as described in paragraph 18 below.

SARs

A SAR granted in tandem with an Option shall expire according to the same expiration provisions as the corresponding Option. A SAR granted independent of an Option shall expire in accordance with expiration provisions as established by the Committee and reflected in an Award agreement.

Restricted Shares and Restricted Share Units

The Restricted Period of Restricted Shares and Restricted Share Units shall commence on the date of grant and shall expire from time to time as to that part of the Restricted Shares and Restricted Shares Units indicated in a schedule established by the Committee in the applicable Award agreement.

Share Bonuses

There is no relevant provision in this respect in the 2019 Equity Award Plan in relation to Share Bonuses.

Performance Compensation Awards

Each Performance Compensation Award shall follow the expiry provisions of the relevant type of Share-based Award which has been designated as a Performance Compensation Award.

APPENDIX III	SUMMARY OF THE 2019 EQUITY AWARD PLAN

18.	AMENDMENT AND CANCELLATION OF AWARDS

The Committee may, to the extent consistent with the terms of any applicable Award agreement and in compliance with the Listing Rules and any applicable law and regulation, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award granted under the Plan, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the subsisting rights of any Participant or any holder or beneficiary of any Option granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary; and provided, further that, without Shareholders’ approval, no amendment or modification may reduce the Option Price of any Option.

The Committee may, but solely with the Participant’s consent, agree to cancel any Award under the Plan and issue a new Award in substitution therefor upon such terms as the Committee may in its sole discretion determine, provided that the substituted Award satisfies all applicable Plan requirements and the requirements of any stock exchange and stock quotation system on or over which the Shares are listed or traded, as applicable, as of the date such new Award is granted.

19.	AMENDMENT AND TERMINATION OF THE PLAN

The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that (i) no such amendment, alteration, suspension, discontinuation or termination shall be made without Shareholders’ approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including as necessary to comply with the Listing Rules and any applicable stock exchange listing requirement) and (ii) provided further that any such amendment, alteration, suspension, discontinuance or termination that would impair the subsisting rights of any Participant or any holder or beneficiary of any Award granted under the Plan shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. However, such amendment, alteration, suspension, discontinuance or termination referred to in (ii) above may be effective without the consent of the affected Participant, holder or beneficiary if it is necessary to comply with any tax or regulatory requirement applicable to the Plan (as determined by the Committee).

20.	ADMINISTRATION OF THE BOARD

The Plan shall be subject to the administration of the Committee whose decision as to all matters arising in relation to the Plan or its interpretation or effect (save as otherwise provided herein) shall be final and binding on all parties. The majority of the members of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

NOTICE OF ANNUAL GENERAL MEETING

SANDS CHINA LTD.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of Sands China Ltd. (the “Company”) will be held at Dunhuang Ballroom, Level 4, Conrad Macao, Cotai Central, Sands Cotai Central, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 24, 2019 at 11:00 a.m. for the following purposes:

1.

To receive the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Directors”) of the Company and auditor for the year ended December 31, 2018.

2.	To declare a final dividend of HK$1.00 per share for the year ended December 31, 2018.

3.	(a) To re-elect Dr. Wong Ying Wai as executive Director;

(b)	To re-elect Ms. Chiang Yun as independent non-executive Director;

(c)	To re-elect Mr. Kenneth Patrick Chung as independent non-executive Director; and

(d)	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

4.	To re-appoint Deloitte Touche Tohmatsu as auditor and to authorize the Board to fix their remuneration.

To consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

5.	“THAT:

(a)

subject to item 5(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on another stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares of the Company to be repurchased pursuant to the mandate in item 5(a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles of Association”) or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

6.	“THAT:

(a)

subject to item 6(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period (as defined below) in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in item 6(a) above shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution), otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options under and any issuance of shares of the Company pursuant to any equity award plan of the Company; and

(iii)

any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association.

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

NOTICE OF ANNUAL GENERAL MEETING

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

7.

“THAT conditional upon the passing of resolutions set out in items 5 and 6 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 6 of the Notice be and is hereby extended by the addition to the aggregate number of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 5 of the Notice, provided that such number shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution).”

8.

“THAT subject to the approval by the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the ordinary share(s) of US$0.01 each in the capital of the Company which may fall to be issued and allotted, where applicable, in respect of the share options under the 2019 Equity Award Plan (the “2019 Equity Award Plan”, a copy of which is produced to the meeting marked ‘‘A’’ and signed by the Chairman of this meeting for the purpose of identification) of the Company, the 2019 Equity Award Plan be and is hereby approved and adopted by the Company and the Board be and are hereby authorized to grant share-based awards (including but not limited to options) and to allot, issue and deal with the shares in the Company pursuant to the grant, exercise, vesting, settlement or otherwise relating to any share options granted thereunder and to take such steps and do such acts and to enter into such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2019 Equity Award Plan.”

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, April 1, 2019

Notes:

1.

Resolutions at the meeting will be taken by poll (except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Articles of Association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). The results of the poll will be published on the websites of the Stock Exchange and the Company.

NOTICE OF ANNUAL GENERAL MEETING

2.

Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint another person as his proxy to attend and vote on his behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the above meeting. If more than one proxy is so appointed, the form of proxy for each appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent its appointor. A proxy or proxies representing either a shareholder who is an individual or a shareholder which is a corporation shall be entitled to exercise the same powers on behalf of the shareholder which he or they represent as such shareholder could exercise. Every shareholder present in person or by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, shall have one vote for every fully paid share of which he is the holder.

3.

In order to be valid, the completed and signed form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 22, 2019 (or if the meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned meeting). Completion and delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4.

For determining the entitlement to attend and vote at the above meeting, the register of members of the Company will be closed from Tuesday, May 14, 2019 to Friday, May 24, 2019, both dates inclusive, during which period no transfer of shares of the Company will be registered. Shareholders who are entitled to attend and vote at the above meeting are those whose names appear on the register of members of the Company on Tuesday, May 14, 2019. In order to be eligible to attend and vote at the above meeting, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, May 10, 2019.

In the event that the Annual General Meeting is adjourned to a date later than May 24, 2019 because of bad weather or other reasons, the book closure period and record date for determination of entitlement to attend and vote at the Annual General Meeting will remain the same as stated above.

5.

The Board has recommended the payment of a final dividend of HK$1.00 per share for the year ended December 31, 2018 and, if such dividend is approved by the shareholders of the Company by passing resolution no. 2, it is expected to be paid on Friday, June 21, 2019, to those shareholders whose names appear on the Company’s register of members on Monday, June 3, 2019.

For determining the entitlement to the proposed final dividend, the register of members of the Company will be closed on Monday, June 3, 2019, on which date no transfer of shares of the Company will be registered. In order to qualify for the proposed final dividend, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, May 31, 2019.

In the event that the Annual General Meeting is adjourned to a date later than May 24, 2019 because of bad weather or other reasons, the record date for determination of entitlement to the proposed final dividend will be deferred accordingly. Further details of the new record date will be announced in such circumstances.

NOTICE OF ANNUAL GENERAL MEETING

6.

In relation to resolution no. 3, three retiring Directors will offer themselves for re-election. In accordance with Article 106(1) and (2) of the Articles of Association, Dr. Wong Ying Wai, Ms. Chiang Yun, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

7.	Bad Weather Arrangements

If a typhoon warning signal no. 8 or above is hoisted in Macao at any time between 9:00 a.m. and 11:00 a.m. (Macao time) on the date of the Annual General Meeting, the Annual General Meeting will be automatically adjourned to a later date. When the date, time and location of the adjourned meeting has been fixed by the Directors, the Company will publish an announcement on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com) to notify shareholders of the date, time and location of the adjourned meeting.

The Annual General Meeting will be held as scheduled when a rainstorm warning signal is in force in Macao. Shareholders should in any event exercise due care and caution when deciding to attend the Annual General Meeting in adverse weather conditions.

In case of any inconsistency between the English version and the Chinese version of this notice, the English version shall prevail.

This circular, in both English and Chinese versions (the “Circular”), is available on the Company’s website at http://www.sandschina.com (the “Company Website”).

Shareholders who have chosen or are deemed to have consented to receive the corporate communications (as defined in the Listing Rules) of the Company via the Company Website but, for any reason, have difficulty in receiving or gaining access to the Circular posted on the Company Website, may obtain a printed copy of the Circular free of charge by sending a request to the Company c/o the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, by post at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk.

Shareholders may at any time change their choice of the means of receipt (either in printed form or via the Company Website) and/or language(s) (either English only or Chinese only or both languages) of the corporate communications by reasonable notice in writing to the Company c/o the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, by post at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk.

Shareholders who have chosen to receive printed copies of the corporate communications in either English or Chinese will receive both English and Chinese versions of the Circular since both languages are bound together into one booklet.